UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 16)1

Red Lion Hotels Corporation
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

756764106
(CUSIP Number)

ALEXANDER B. WASHBURN
c/o Columbia Pacific Advisors, LLC
1910 Fairview Avenue East, Suite 500
Seattle, Washington 98102
(206) 728-9063

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 6, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 756764106

1	NAME OF REPORTING PERSON COLUMBIA PACIFIC OPPORTUNITY FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION WASHINGTON
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,497,448
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,497,448
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,497,448
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.29%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 756764106

1	NAME OF REPORTING PERSON COLUMBIA PACIFIC ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION WASHINGTON
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,497,448
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,497,448
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,497,448
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.29%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 756764106

1	NAME OF REPORTING PERSON ALEXANDER B. WASHBURN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,497,448
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,497,448
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,497,448
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.29%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 756764106

1	NAME OF REPORTING PERSON DANIEL R. BATY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,497,448
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,497,448
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,497,448
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.29%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 756764106

1	NAME OF REPORTING PERSON STANLEY L. BATY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,497,448
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,497,448
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,497,448
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.29%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 756764106

1	NAME OF REPORTING PERSON BRANDON D. BATY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,497,448
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,497,448
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,497,448
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.29%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 756764106

The following constitutes Amendment No. 16 to the Schedule 13D filed by the undersigned (the “Amendment No. 16”).  This Amendment No. 16 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On December 10, 2012, the Reporting Persons sent a letter to the Issuer’s President and Chief Executive Officer, Jon E. Eliassen, stating they were very pleased with the decision of the Board of Directors of the Issuer (the “Board”) to:

(i) appoint to the Board, effective immediately, four highly qualified candidates, James P. Evans, David J. Johnson, Robert G. Wolfe and Michael Vernon, whom the Reporting Persons support for addition to the Board; and

(ii) nominate each of Messrs. Evans, Johnson, Wolfe and Vernon for election to the Board at the 2013 annual meeting of stockholders of the Issuer as four out of the nine director candidates on the Issuer’s slate.

The Reporting Persons stressed their belief that Messrs. Evans, Johnson, Wolfe and Vernon bring valuable perspective and experience to the Board and stated the Reporting Persons’ desire to work constructively with this Board to enhance value at the Issuer.

CUSIP NO. 756764106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2012	COLUMBIA PACIFIC OPPORTUNITY FUND, L.P.

	By:	Columbia Pacific Advisors, LLC General Partner

	By:	/s/ Alexander B. Washburn
	Name:	Alexander B. Washburn
	Title:	Managing Member

COLUMBIA PACIFIC ADVISORS, LLC

By:	/s/ Alexander B. Washburn
Name:	Alexander B. Washburn
Title:	Managing Member

/s/ Alexander B. Washburn
ALEXANDER B. WASHBURN

/s/ Daniel R. Baty
DANIEL R. BATY

/s/ Stanley L. Baty
STANLEY L. BATY

/s/ Brandon D. Baty
BRANDON D. BATY